1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 11, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/04/11

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/03/15 : To announce the acquisition of KGI Securities Co. LTD. Bonds

2.	Announcement on 2012/03/26 : To announce the acquisition of Fubon Financial Holding Corporate Bonds

3.	Announcement on 2012/03/27 : To announce the board approves the procurement of Project A of NG SDH+OXC Network Equipment and Installation

4.	Announcement on 2012/03/27 : Supplement announcement to announce the board approves the procurement of Project B of NG SDH+OXC Network Equipment and Installation

5.	Announcement on 2012/03/27 : To announce the procurement of Project B of NG SDH+OXC Network Equipment and Installation

6.	Announcement on 2012/03/27 : The Board resolves the distribution of cash dividend for year 2011

7.	Announcement on 2012/04/09 : Explanation of the report that the Company’s procurement plan of nearly NT$5 billion for its fiber network is welcomed by Taiwan ICT manufacturers

8.	Announcement on 2012/04/10 : To announce the Company’s March 2012 revenues

9.	Announcement on 2012/04/10 : March 2012 sales